

February 25, 2011

Michael R. MacDonald, President
DSW Inc.
810 DSW Drive
Columbus, Ohio 43219

   Re: DSW, Inc.
     Form 10-K for the Fiscal Year Ended January 30, 2010
     Filed March 24, 2010
     File No. 1-32545

Dear Mr. MacDonald:

   We have completed our review of your filing and do not have any further comments at this time.

       Sincerely,

       /s/ James Lopez (for)

       John Reynolds
       Assistant Director
       Office of Beverages, Apparel and
       Health Care Services